Exhibit 2 - Footnote 5

OTC Bulletin Board®				Market Maker Price Movement Report
GDVI - GLOBAL DIVERSIFIED						July 14, 2003 - July 14, 2003
Date	Time	MPID	Bid	Bid Size	Ask	Ask Size	Status	Inside Bid	Inside Ask

07/14/2003	Sys. Open	AGIS	0.02	5000	0.055	5000	0.027	0.035
		BAMM	0.02	5000	0.1	5000
		BRGE	0.005	5000	0.51	2500
		FRAN	0.01	5000	0.06	5000
		GVRC	0.01	5000	1.1	500
		HILL	0.005	5000	0.55	2500
		MHMY	0.02	5000	0.05	5000
		NAIB	0.01	5000	0.035	5000
		NATL	0.027	5000	0.04	5000
		NITE	0.02	5000	0.035	5000
		SCHB	0.025	5000	0.065	5000
		WIEN	0.02	5000	0.043	5000
	08:01:0628	BAMM	0.02	5000	0.1	5000
	09:05:0155	NATL	0.015	5000	0.04	5000	0.025
	09:45:2312	SCHB	0.03	5000	0.055	5000	0.03
	10:04:4144	NAIB	0.01	5000	0.034	5000		0.034
	10:08:2414	SCHB	0.01	5000	0.055	5000	0.02
	11:28:5197	NATL	0.025	5000	0.04	5000	0.025
	11:45:4650	NATL	0.01	5000	0.04	5000	0.02
	11:54:2671	NITE	0.01	5000	0.035	5000
	11:54:2691	NITE	0.01	5000	0.035	5000
	11:54:2706	NITE	0.01	5000	0.035	5000
	11:54:2722	NITE	0.01	5000	0.035	5000
	11:55:1995	MHMY	0.011	5000	0.035	5000
	11:55:4075	BRGE	0.0001	5000	0.51	2500
	11:55:5112	AGIS	0.01	5000	0.055	5000
	11:56:0277	AGIS	0.005	5000	0.055	5000
	11:56:1549	BAMM	0.01	5000	0.1	5000
	11:56:4989	NITE	0.01	5000	0.03	5000		0.03
	11:57:1831	NAIB	0.01	5000	0.026	5000		0.026

	11:57:3761	WIEN	0.011	5000	0.03	5000	0.011
	11:57:4625	SCHB	0.01	5000	0.015	5000		0.015
	12:21:4360	GVRC	0.012	5000	1.1	500	0.012
	12:24:1012	SCHB	0.01	5000	0.02	5000		0.02
	12:49:1134	SCHB	0.015	5000	0.02	5000	0.015
	12:58:3390	NAIB	0.006	5000	0.53	2500
	13:01:4147	NITE	0.015	5000	0.03	5000
	13:01:4168	NITE	0.015	5000	0.03	5000
	13:01:4181	NITE	0.015	5000	0.03	5000
	13:02:3320	SCHB	0.015	5000	0.03	5000		0.03
	13:21:0296	SCHB	0.015	5000	0.035	5000
	15:43:1145	FRAN	0.016	5000	0.06	5000	0.016
Source: www.OTCBB.com Trading Activity Reports (301) 978-8263

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Source: www.OTCBB.com Trading Activity Reports (301) 978-8263